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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Vuzix Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92921W300

(CUSIP Number)

Susie Giordano Corporate Vice President and Corporate Secretary Intel Corporation 2200 Mission College Boulevard Santa Clara, California 95054-1549 (408) 765-8080	With a copy to: Michael A. Titera Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612-4412 (949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names Of Reporting Persons Intel Corporation 94-1672743
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person (See Instructions) CO

(1)	See Item 5 of the Schedule 13D.

This Amendment No. 5 (this “Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) filed by Intel Corporation, a Delaware corporation (the “Reporting Person” or “Intel”), on January 12, 2015, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Person on November 17, 2016, Amendment No. 2 to the Schedule 13D filed by the Reporting Person on December 9, 2016, Amendment No. 3 to the Schedule 13D filed by the Reporting Person on August 18, 2017, and Amendment No. 4 to the Schedule 13D filed by the Reporting Person on February 2, 2018, relates to the common stock, par value $0.001 per share (the “Common Stock”), of Vuzix Corporation, a Delaware corporation (the “Issuer” or “Vuzix”), and amends and supplements such Schedule 13D, as so amended. This Amendment is being filed by the Reporting Person to reflect the conversion of 49,626 shares of Series A Preferred Stock held by the Reporting Person into 4,962,600 shares of Common Stock that occurred on January 28, 2021 and the subsequent sale of all of those shares. Except as specifically set forth herein, the Schedule 13D, as so amended, remains unmodified.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On January 28, 2021, the Reporting Person converted its 49,626 shares Series A Preferred Stock into 4,962,600 shares of Common Stock and sold all of those shares of Common Stock in open market transactions for regular portfolio management reasons. Except as otherwise described above, the Reporting Person, and to the Reporting Person’s knowledge, the persons set forth on Schedule A, have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b), (c), and (e) are hereby amended and restated in their entirety as follows:

(a)

As of the date hereof, Intel beneficially owns 0 shares, representing 0%, of the Issuer’s Common Stock.

(b)

	No. of Shares Beneficially Owned	% of Shares Beneficially Owned	Shares Subject to Sole Voting Power	Shares Subject to Shared Voting Power	Shares Subject to Sole Dispositive Power	Shares Subject to Shared Dispositive Power
Intel Corporation	0	0%	0	0	0	0

(c)

On January 28, 2021, the Reporting Person delivered to the Issuer a notice of conversion with respect to 49,626 shares of Series A Preferred Stock held by the Reporting Person, resulting in the conversion of such shares of Series A Preferred Stock into 4,962,600 shares of Common Stock.

On January 28, 2021, the Reporting Person sold an aggregate of 550,086 shares of the Common Stock in open market transactions at a weighted average price of $12.6307 per share, with prices ranging from $12.35 to $13.32 per share. On January 28, 2021, the Reporting Person also sold an aggregate of 299,035 shares of the Common Stock in open market transactions at a weighted average price of $12.2582 per share, with prices ranging from $12.25 to $12.31 per share. The Reporting Person hereby undertakes to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the foregoing transactions were effected. On January 28, 2021, the Reporting Person also sold 4,113,479 shares of the Common Stock in an open market transaction at a price of $11.30 per share.

Except as set forth or incorporated herein, neither the Reporting Person nor, to its knowledge, any person listed on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(e)

The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock as of January 28, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 5 is incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 29, 2021	INTEL CORPORATION

	By:	/s/ Susie Giordano
Susie Giordano
Corporate Vice President and Corporate Secretary

SCHEDULE A

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

DIRECTORS AND EXECUTIVE OFFICERS OF INTEL CORPORATION

The name, present principal occupation or employment, business address, and citizenship of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

Name	Present Principal Occupation or Employment	Business Address	Citizenship
James J. Goetz	Partner, Sequoia Capital	c/o Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Alyssa Henry	Seller Lead, Square Inc.	c/o Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Omar Ishrak	Independent Chairman of the Board Former Executive Chairman and Chairman of the Board, Medtronic	c/o Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Risa Lavizzo-Mourey	Robert Wood Johnson Foundation PIK Professor of Population Health and Health Equity, University of Pennsylvania	c/o Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Tsu-Jae King Liu	Professor, Department of Electrical Engineering and Computer Sciences Dean, College of Engineering, University of California, Berkeley	c/o Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Gregory D. Smith	Executive Vice President of Enterprise Operations and Chief Financial Officer, The Boeing Company	c/o Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Robert (“Bob”) H. Swan	Chief Executive Officer	c/o Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Dion Weisler	Former President and CEO, HP Inc.	c/o Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549	Australia

Andrew Wilson	Chief Executive Officer, Electronic Arts Inc.	c/o Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Frank D. Yeary	Managing Member at Darwin Capital Advisors, LLC	c/o Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Non-Director Executives:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
Gregory M. Bryant	Executive Vice President, General Manager, Client Computing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

George S. Davis	Chief Financial Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Steven R. Rodgers	Executive Vice President, General Counsel	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Navin Shenoy	Executive Vice President, General Manager, Data Platforms Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

EXHIBIT INDEX

Exhibit	Description

99.1	Series A Preferred Stock Purchase Agreement dated January 2, 2015 (previously filed with the Issuer’s Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference).

99.2	Investor’s Rights Agreement (previously filed with the Issuer’s Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference).

99.3	Series A Preferred Stock Certificate of Designation (previously filed with the Issuer’s Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference).